

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04007263

February 3, 2004

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-3-2004

Re: Weyerhaeuser Company

Dear Ms. Morgan:

This is in regard to your letters dated January 15, 2004 and January 29, 2004 concerning the shareholder proposal submitted by Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund for inclusion in Weyerhaeuser's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that Weyerhaeuser intends to include the proponents' revised proposal in its proxy materials, and that Weyerhaeuser therefore withdraws its December 19, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor

cc: Stu Dalheim
Social Research Associate
Calvert Asset Management Company
4550 Montgomery Avenue
Bethesda, MD 20814

106535



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 19, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund, for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On November 5, 2003, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund (collectively, the "Proponent"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Weyerhaeuser, the undersigned hereby files six copies of this letter and the Proposal, which are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to an old growth and endangered forests policy and states, in relevant part:

> *THEREFORE BE IT RESOLVED: Shareholders request that Weyerhaeuser Company develop and implement a comprehensive policy prohibiting the harvest and trade in products from old growth and endangered forests.*

Summary of Basis for Exclusion

We have advised Weyerhaeuser that it may properly exclude portions of the Proposal from its 2004 Proxy Statement because such statements are materially false or misleading (Rules 14a-8(i)(3)/14a-9). The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact or otherwise fail to appropriately document assertions of fact. *See AMR Corp.* (Apr. 4, 2003); *The Dow Chemical Co.* (Mar. 17, 2003); *Alaska Air Group, Inc.* (Mar. 14, 2003); *The Boeing Co.* (Feb. 18, 2003); *Weyerhaeuser Co.* (Jan. 21, 2003); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate). In our view, the Proposal contains several such statements. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, the Proponent's following statement is properly excludable unless modified because it asserts facts in reliance on a purported authority, without identifying the exact citation for such authority or providing any documentation for verification:

- **[paragraph 2]** *"According to the World Resources Institute, only 20 percent of the Earth's original forests remain in large, undisturbed ecosystems;"*

- **[paragraph 6]** *"Competitors have moved to take advantage of environmental concern in the marketplace and have announced policies to avoid forest products from old growth or endangered forests."*

- **[paragraph 6]** *"Industry peer and competitor, Boise, recently adopted an environmental policy to eliminate the purchase of wood products from endangered areas throughout the world and to stop the logging of old growth in the United States;"*

- **[paragraph 7]** *"For example, companies such as Home Depot, Kinko's and Staples have adopted policies prohibiting the purchase of products from old growth or other endangered forests;"*

The Proponent should specifically identify or provide factual support in the form of a more precise citation for the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the Staff's response to similar statements made in proposals submitted to the Company and other companies. *See FirstEnergy Corp.* (Mar. 10, 2003) (directing the proponent to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing the proponent to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 16, 2003) (instructing the proponent to provide a citation to a specific source or delete "[i]ncreasing numbers of wood product retailers, such as Home Depot, are demanding FSC certification from their suppliers; and the market for FSC certified wood products among consumers is growing dramatically").

Second, the Proponent's following statements are properly excludable unless modified because they improperly assert opinions as statements of fact:

- **[paragraph 3]** *"The public is overwhelmingly supportive of protecting old growth and endangered forests for cultural, recreational and environmental reasons;"*

- **[paragraph 5]** *"Progressive companies recognize indigenous peoples' connection to and reliance upon old growth and endangered forest ecosystems;"*

- **[paragraph 5]** *"Indigenous peoples, the public, government, and judicial bodies throughout the world increasingly recognize the land, sovereignty, natural resource rights and traditional homelands of indigenous peoples and communities;"*

- **[paragraph 7]** *"Marketplace commitments by major buyers of wood products may diminish shareholder value for companies not publicly committed to the protection of remaining old growth and other endangered forests;"*

The Proponent should qualify each of the foregoing statements by adding "We believe" or "In our opinion" or some other variation that casts the statements as the Proponent's opinion rather than fact. Otherwise, the statements should be deleted altogether. This request is consistent with the Staff's response to similar statements made in proposals submitted to the Company and other companies. *AMR Corp.* (Apr. 4, 2003) (directing the proponent to recast the statement that "Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value," among others, as the proponent's opinion); *Maytag Corp.* (Mar. 5, 2003) (instructing the proponent to recast the statement that "Enron and the corporate disasters that followed forced many companies to get serious about good governance," among others, as the proponent's opinion); *The Boeing Co.* (Feb. 26, 2003) (instructing the proponent to recast "[a] pill could prevent the emergence of a more capable management team" as the proponent's opinion); *Weyerhaeuser Co.* (Jan. 15, 2003) (directing the proponent to recast "Obviously, no matter how many independent directors there are on the board, that board is less likely to protect shareholder interests by providing independent oversight of the officers if the Chairman of that board is also the CEO or some other officer of the company" as the proponent's opinion).

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the portions of the Proposal identified above are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:raa
Enclosures

cc: Stu Dalheim, Social Research Associate, Calvert Asset Management Company
Claire Grace, Weyerhaeuser Company

Calvert Asset Management Company Resolution to Weyerhaeuser Company

WHEREAS:
As a forest products industry leader, Weyerhaeuser has recognized the importance of implementing best practices on issues of environmental and social importance;

The forest products industry is the largest industrial consumer of old growth and endangered forests. According to the World Resources Institute, only 20 percent of the Earth's original forests remain in large, undisturbed ecosystems;

The public is overwhelmingly supportive of protecting old growth and endangered forests for cultural, recreational and environmental reasons;

Endangered and old growth forests are valuable. They provide clean drinking water, habitat for fish and wildlife, and recreational opportunities for the communities they support;

Progressive companies recognize indigenous peoples' connection to and reliance upon old growth and endangered forest ecosystems. Indigenous peoples, the public, government, and judicial bodies throughout the world increasingly recognize the land, sovereignty, natural resource rights and traditional homelands of indigenous peoples and communities;

Competitors have moved to take advantage of environmental concern in the marketplace and have announced policies to avoid forest products from old growth or endangered forests. Industry peer and competitor, Boise, recently adopted an environmental policy to eliminate the purchase of wood products from endangered areas throughout the world and to stop the logging of old growth in the United States;

Marketplace commitments by major buyers of wood products may diminish shareholder value for companies not publicly committed to the protection of remaining old growth and other endangered forests. For example, companies such as Home Depot, Kinko's and Staples have adopted policies prohibiting the purchase of products from old growth or other endangered forests;

THEREFORE BE IT RESOLVED:
Shareholders request that Weyerhaeuser Company develop and implement a comprehensive policy prohibiting the harvest and trade in products from old growth and endangered forests.

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com


SEC MAIL PROCESSING SECTION
RECEIVED
JAN 16 2004
WASH. DC 155

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

January 15, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund, for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On November 5, 2003, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together the "Proposal") from Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund (collectively, the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

On December 19, 2003, the Company filed a no-action letter request (the "No-Action Letter Request") with the staff of the Division of Corporation Finance (the "Staff") requesting that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Weyerhaeuser excludes portions of the Proposal from its 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

[01576-0062/SB040150.052]

On January 6, 2004, the Proponent submitted a revised proposal to the Company that sufficiently addresses the Company's concerns raised in its No-Action Letter Request. Accordingly, the Company respectfully withdraws its No-Action Letter Request and asks that the Staff give no further consideration to this matter.

In accordance with Rule 14a-8(j), on behalf of the Company, the undersigned hereby files six copies of this letter. One copy of this letter is being simultaneously sent to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to me in the enclosed envelope.

Should you have any questions regarding any aspect of this matter or require any additional information, please contact me directly at (206) 359-8447.

Very truly yours,



J. Sue Morgan

JSM:raa
Enclosures

cc: Stu Dalheim, Social Research Associate, Calvert Asset Management Company
Claire Grace, Weyerhaeuser Company



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

January 29, 2004

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund, for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation (the "Company"). On January 15, 2004, we submitted a letter to the staff of the Division of Corporation Finance indicating that the Company was withdrawing the no-action letter request it filed on December 19, 2003 in connection with the proposal (the "Proposal") received by the Company from Calvert Social Investment Fund Balanced Portfolio, Calvert Social Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity and Calvert Social Index Fund (the "Proponent") because the Company had received a revised Proposal from the Proponent that sufficiently addressed the Company's concerns.

Pursuant to your request, this letter is to confirm that the Company will be including the revised Proposal in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

Also pursuant to your request, the Proponent's address is 4550 Montgomery Avenue, Bethesda, Maryland 20814. This letter is being simultaneously sent to the Proponent to stu.dalheim@calvert.com, the email address provided by the Proponent in the cover letter to the Proposal.

Should you have any questions regarding any aspect of this matter or require any additional information, please contact me directly at (206) 359-8447.

Very truly yours,

/s/ J. Sue Morgan
J. Sue Morgan

JSM:ipd

cc: Stu Dalheim, Social Research Associate, Calvert Asset Management Company
Claire Grace, Weyerhaeuser Company
Lorrie Scott, Weyerhaeuser Company